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                                                                    Exhibit 99.1

(GUANGSHEN RAILWAY COMPANY LIMITED LOGO) (CHINESE CHARACTERS)
GUANGSHEN RAILWAY COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China)
                (STOCK CODE: 525)


                    NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting (the "EXTRAORDINARY GENERAL MEETING") of Guangshen Railway Company Limited (the "COMPANY") will be held at 10:00 a.m. on 27 June 2006 at the meeting room of the Company at 3rd Floor, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China to consider and, if thought fit, approve the following ordinary resolutions of the Company:


                              ORDINARY RESOLUTIONS

1. "THAT the termination of the engagement of Mr. Li Kelie as an executive director of the Company be and is hereby and approved."

2. "THAT the appointment of Mr. Yang Yiping as an executive director of the Company for a term from the date of this resolution to the expiry date of the term of the fourth session of the Board be and is hereby approved and the Board be and is hereby authorized to fix Mr. Yang Yiping's remuneration."

3. "THAT the termination of the engagement of Mr. Hu Lingling as a non-executive director of the Company be and is hereby approved."

4. "THAT the appointment of Mr. Cao Jianguo as a non-executive director of the Company for a term from the date of this resolution to the expiry date of the term of the fourth session of the Board be and is hereby approved and the Board be and is hereby authorized to fix Mr. Cai Jianguo's remuneration."

5. "THAT the termination of the engagement of Mr. Tang Dinghong as a supervisor of the Company be and is hereby approved."

6. "THAT the appointment of Mr. Chen Ruixing as a supervisor of the Company for a term from the date of this resolution to the expiry date of the term of the fourth session of the Supervisory Committee be and is hereby approved and the Board be and is hereby authorized to fix Mr. Chen Ruixing's remuneration."

7. "THAT the termination of the engagement of Mr. Chen Yongbao as a supervisor of the Company be and is hereby approved."

8. "THAT the appointment of Ms. Li Jin as a supervisor of the Company for a term from the date of this resolution to the expiry date of the term of the fourth session of the Supervisory Committee be and is hereby approved and the Board be and is hereby authorized to fix Ms. Li Jin's remuneration."

Notes:

(1) Shareholders of the Company ("Shareholders") are advised that the register of members of the Company will be closed from 28 May 2006 to 27 June 2006 (both days inclusive), during which no transfer of the shares of the Company will be registered. Shareholders whose names appear on the register of members of the Company at 4:00 p.m. on 27 May 2006, or their proxies, are entitled to attend the Extraordinary General Meeting by presenting their identity cards or passports.

(2) Each Shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies (whether a Shareholder or not) to attend the meeting and vote on his behalf.

(3) Where a Shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the Extraordinary General Meeting.

(5) Shareholders who intend to attend the Extraordinary General Meeting are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 6 June 2006.

(6) The Extraordinary General Meeting is expected to last for two hours. Shareholders and proxies attending the Extraordinary General Meeting shall be responsible for their own traveling, accommodation and other related expenses.

Registered Office of the Company:
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

                                                        By Order of the Board
                                                            GUO XIANGDONG
                                                          Company Secretary

Shenzhen, the People's Republic of China
12 May 2006

As the date of this announcement, the executive directors of the Company are Mr. Wu Junguang, Mr. Li Kelie and Mr. Yang Jinzhong; the non-executive directors of the Company are Mr. Hu Lingling, Mr. Wu Houhui and Mr. Wen Weiming; and the independent non-executive directors of the Company are Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai.

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